UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Continental Health Affiliates, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

211477104

(Cusip Number)

Andrew J. McLaughlin, Jr.
c/o Loeb Partners Corporation
61 Broadway, N.Y., N.Y., 10006 (212) 425-0400

 (Name, address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 1996

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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SCHEDULE 13D

CUSIP NO. 211477104

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON

         Andrew J. McLaughlin, Jr. - S.S. ####-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[  ]
                                                              (b)[  ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*

                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) of 2(e)                        [   ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           USA

NUMBER OF                  7  SOLE VOTING POWER
SHARES                       -0- Shares
BENEFICIALLY               8  SHARED VOTING POWER
OWNED BY                     -0- Shares
EACH                       9  SOLE DISPOSITIVE POWER
PEPORTING                    -0- Shares
PERSON WITH               10 SHARED DISPOSITIVE POWER
                             -0- Shares
11       AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON
               -0-  Shares

12       CHECK BOX IF THE AGGREGATE
         IN ROW (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)
               -0- Percent
14  TYPE OF REPORTING PERSON
         IN
                                   2

Note: Portions of this Schedule are restated as required by Rule 101(a)(2)(ii) of Regulation T.

ITEM 1.  SECURITY AND ISSUER.

         Same.

ITEM 2.  IDENTITY AND BACKGROUND.

This report is being filed by Andrew J. McLaughlin, Jr.
The number of shares of the Company's Common Stock held for which Andrew J. McLaughlin, Jr. has sole voting or dispositive power is

NUMBER OF SHARES
OF COMMON STOCK

-0- Shares

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER COMPENSATION.

         Same.

ITEM 4.  PURPOSE OF TRANSACTION.

         Same.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Reference is made to the answer in Item 2 hereof.

(c) and (e)  The following sales have been made within the last
60 days, consisting of all shares held:

                                             NO.         TRADE
SELLER                     PRICE        OF SHARES        DATE
Andrew J. McLaughlin,Jr.  $2.500           4,000         09-30-96
                           2.375           3,000         10-02-96
                           2.250           5,000         10-04-96
                           2.00          100,000         10-29-96
                           1.9375        901,391         11-19-96

(d) and (e).    Not applicable.

ITEM 6. Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

                 None.

ITEM 7.  Materials to be Filed as Exhibits.

                 None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 22, 1996    /s/ Andrew J. McLaughlin, Jr.
                           ----------------------------------------
                               Andrew J. McLaughlin, Jr.